SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Market

São Paulo, January 25, 2024 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4, NYSE: GOL), the main Brazil's domestic airline, in compliance with the provisions of Law No. 6.404 of December 15, 1976, as amended, and in accordance with the regulations of the Brazilian Securities Commission, hereby informs its shareholders and the market in general that the Company’s Board of Directors (“Board”), at a meeting held on the date hereof, approved the creation of a Special Independent Committee ("Committee”).

The Committee consists of the following 3 members, Mrs. Marcela de Paiva Bonfim Teixeira, Mr. Timothy Robert Coleman and Mr. Paul Stewart Aronzon, all of whom are independent directors of the Company. This Committee will serve as an advisory body to the Board, endowed with the powers and authority to evaluate, review, plan, oversee negotiations, and provide recommendations to the Board regarding any matters arising from or related to the Chapter 11 proceedings initiated by the Company, as further detailed in the Material Fact issued by the Company on the date hereof. The Company hereby also informs the appointment of Mr. Joseph Wilfred Bliley IV, as Chief Restructuring Officer (Diretor de Reestruturação).

For further information on the structure, duties and responsibilities of the Committee, please see the Charter of the Committee on the Company’s investor relations website at ri.voegol.com.br.

About GOL Linhas Aéreas Inteligentes S.A

GOL is the main Brazil's airline and part of the Abra Group. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transport. The company has alliances with American Airlines and Air France-KLM, besides several codeshare and interline agreements, available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of "Being the First for All", GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,900 highly qualified aviation professionals focused on Safety, GOL's #1 value, and operates a standardized fleet of 141 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies, and other factors, many of which are beyond GOL’s control, that may cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees, and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors, and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer